                                AYDIN CORPORATION

                                700 Dresher Road
                                Horsham, PA 19044

                              ---------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                               September 25, 1998

                              ---------------------


         This Information Statement is being mailed on September 25, 1998 to the holders of record of the Common Stock, par value $1.00 per share, of Aydin Corporation, a Delaware corporation (the "Company"), as of the close of business on September 18, 1998. This Information Statement is being furnished in connection with a proposed change in a majority of the members of the Company's Board of Directors as a result of a Standstill and Settlement Agreement (the "Settlement Agreement") entered into as of September 18, 1998, by and among the Company and a group of stockholders of the Company comprising The Full Value Committee (the "Committee"), including Steel Partners II, L.P., Warren G. Lichtenstein ("Lichtenstein") and Mark E. Schwarz ("Schwarz"). On September 9, 1998, the Committee filed Amendment No. 1 (the "Amendment") to Schedule 13D under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), amending the Schedule 13D filed on August 10, 1998 by Steel Partners II, L.P. and Lichtenstein. As stated in Item 4 of the Amendment, the Committee was formed on or about September 3, 1998 to seek the removal of certain current members of the Board of Directors of the Company who are outside directors and to replace them with their nominees.

         This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. STOCKHOLDERS ARE NOT BEING ASKED TO VOTE ON ANY MATTERS AT THIS TIME AND NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

         Information concerning the Committee and the Committee Designated Directors (as defined below) is derived from publicly available information filed by the Committee with the Securities and Exchange Commission (the "Commission"). Information concerning the Independent Director (as defined below) has been furnished to the Company by such Independent Director. The Company assumes no responsibility for the accuracy or completeness of any such information.

                            THE SETTLEMENT AGREEMENT

         Certain terms of the Settlement Agreement are summarized below and are qualified in their entirety by the Settlement Agreement, a copy of which is on file at the offices of the Company:

         1. On the tenth (10th) day after filing this Information Statement with the Commission (the "Board Reconstitution Date"), the Board of Directors of the Company will be expanded to five members;

         2. On the Board Reconstitution Date, two of the then-existing four Directors (Mr. Ira Brind and Dr. Nev A. Gokcen) (the "Resigning Directors") will resign from the Board of Directors in accordance with written resignations dated September 18, 1998, which provide for their effectiveness as of the Board Reconstitution Date, and the remaining two Directors (Messrs. Bard and Train) (the "Carryover Directors") shall continue as Directors;

         3. On the Board Reconstitution Date, the Carryover Directors will elect the following persons as new Directors: (a) Lichtenstein and Schwarz (the "Committee Designated Directors"); and (b) Keith Lane-Zucker (the "Independent Director") (the Committee Designated Directors and the Independent Director are collectively referred to as the "Proposed Directors"); and

         4. If the Board Reconstitution Date has not occurred prior to the close of business on October 9, 1998, then notwithstanding anything else in the Settlement Agreement to the contrary, such Agreement shall terminate and be of no force and effect.

         In addition to the foregoing, the Settlement Agreement provides in part that during its term (which ends on April 30, 1999) (i) the composition of the Board of Directors of the Company shall be maintained at five Directors, of whom two will be Carryover Directors or their successors, two will be Committee Designated Directors or their successors, and one will be the Independent Director or his designee and (ii) the members of the Committee will not engage in any proxy solicitation, form a "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), or take other specified actions.

                      OUTSTANDING SHARES AND VOTING RIGHTS

         As of September 18, 1998, the Company had outstanding 5,209,800 shares of Common Stock, par value $1.00 per share. Each share entitles the holder to one vote. Cumulative voting rights do not exist with respect to the election of Directors of the Company.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth, as of the dates indicated, the name and address of each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding voting securities and the percentage of the shares so owned:

Title of                    Name and Address of                      Amount and Nature of                 Percent
Class                       Beneficial Owner                         Beneficial Ownership(1)              of Class
-----                       ----------------                         -----------------------              --------
Common Stock,               The Full Value Committee                       620,700(2)                     11.9%
$1.00 par value             150 East 52nd Street, 21st Floor
                            New York, NY 10022

Common Stock,               Franklin Resources, Inc.                       499,400(3)                     9.6%
$1.00 par value             777 Mariners Island Blvd.
                            San Mateo, CA 94404

Common Stock,               Steel Partners II, L.P.                        492,600(4)                     9.5%
$1.00 par value             150 East 52nd Street, 21st Floor
                            New York, NY 10022

Common Stock,               The TCW Group, Inc.                            373,100(5)                     7.2%
$1.00 par value             865 South Figueroa Street
                            Los Angeles, CA 90017

Common Stock,               Societe Generale Asset Management Corp.        372,100(6)                     7.1%
$1.00 par value             1221 Avenue of the Americas
                            New York, NY 10020

Common Stock,               Dimensional Fund Advisors, Inc.                299,150(7)                     5.7%
$1.00 par value             1299 Ocean Avenue, 11th Floor
                            Santa Monica, CA 90401

Common Stock,               I. Gary Bard                                   283,814(8)                     5.4%
$1.00 par value             Aydin Corporation
                            700 Dresher Road
                            Horsham, PA 19044

--------------

(1) Based on information furnished by the stockholder except as otherwise provided.

(2) As of September 3, 1998. The Committee is deemed to have beneficial ownership of 620,700 shares, 492,600 of which are held by Steel Partners II, L.P., 125,000 of which are held by Sandera Partners, L.P., and 3,100 of which are held by Newcastle Partners, L.P.

(3) As of January 16, 1998. According to the Schedule 13G filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, Inc., these shares are beneficially owned by one or more investment companies or other managed accounts that are advised by investment advisory subsidiaries of Franklin Resources, Inc. Sole voting and dispositive power is held by Franklin Advisory Services, Inc.

(4)   As of September 23, 1998. Sole voting and investment power.

(5) As of February 12, 1998. According to the Schedule 13G filed by The TCW Group, Inc. and Robert Day, these shares were acquired for investment in the ordinary course of business. Sole voting and dispositive power.

(6) As of June 12, 1998. According to the Schedule 13D filed by Societe Generale Asset Management Corp., investment advisor to SoGen International Fund (the "Fund"), a portfolio of SoGen Funds, Inc., these shares were acquired by the Fund as beneficial owner for investment only. Shared voting and dispositive power.

(7) As of February 9, 1998. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 299,150 shares of Aydin Corporation stock as of December 31, 1997, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional has sole voting power as to 198,600 of these shares, shared voting power as to 100,550 shares and sole investment power as to 299,150 shares. Dimensional disclaims beneficial ownership of all such shares.

(8) Includes 88,750 shares which may be acquired upon the exercise of options granted by the Company currently exercisable or that will become exercisable within 60 days and a Warrant to purchase 133,334 shares:
      66,667 shares at $12.10 and 66,667 shares at $13.20 per share.

                        SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth, as of September 18, 1998, the amount and percentage of the Company's outstanding Common Stock, $1.00 par value, beneficially owned by each Director (including the Proposed Directors), the chief executive officer, the four other most highly compensated executive officers, as identified in the Summary Compensation Table herein, and all Directors and executive officers as a group:

Title of                Name of                                                       Amount and Nature of              Percent
Class                   Beneficial Owner                                           Beneficial Ownership (1)(2)          of Class
-----                   ----------------                                          ----------------------------           --------
Common Stock,           Warren G. Lichtenstein (3)(4)....................                    492,600                        9.5%
$1.00 par value         I. Gary Bard.....................................                    283,814(5)                     5.4%
                        Mark E. Schwarz (3)..............................                    128,100                        2.5%
                        Ira Brind (6)....................................                     10,000                         (8)
                        Dr. Nev A. Gokcen (6)............................                     18,287                         (8)
                        Harry D. Train, II...............................                      1,287                         (8)
                        John F. Vanderslice (*)..........................                    105,444(7)                     2.0%
                        H. Barry Maser (*)...............................                      4,736(9)                      (8)
                        James R. Henderson...............................                     20,000                         (8)
                        Demirhan Hakimoglu (*)...........................                      5,185(10)                     (8)
                        Keith Lane-Zucker (3)............................                          0                         N/A
                        All of the above and other
                          executive officers as a group
                          (Includes 12 persons)..........................                  1,069,453                       20.0%


-----------------------------

(*)   No longer an executive officer of the Company.

(1) Based on information furnished by the respective Directors and officers. Each person has sole voting and investment power with respect to the shares listed, except that Mr. Bard holds 36,700 shares jointly with his wife and Dr. Gokcen holds all of his shares jointly with his wife.

(2) Includes shares which may be acquired upon the exercise of options granted by the Company currently exercisable or that will become exercisable within 60 days as follows: Bard - 88,750 shares, Gokcen - 1,287 shares, Train - 1,287 shares, Vanderslice - 33,750 shares, Henderson - 20,000 shares, and other executive officers in the group - 1,375 shares.

(3)   Proposed Director.

(4) Beneficially owned by Mr. Lichtenstein, but owned of record by Steel Partners II, L.P.

(5) Includes a Warrant to purchase 133,334 shares: 66,667 shares at $12.10 and 66,667 shares at $13.20 per share.

(6)   Resigning Director.

(7) Includes a Warrant to purchase 66,666 shares: 33,333 shares at $12.10 and 33,333 shares at $13.20 per share. Based on information available to the Company as of August 31, 1998.

(8)   Less than 1%.

(9)   Based on information available to the Company as of June 1, 1998.

(10)  Based on information available to the Company as of March 3, 1998.

                               CHANGES IN CONTROL

         Other than the transactions contemplated by the Settlement Agreement, the Company knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

                                LEGAL PROCEEDINGS

         The Company is not aware of any material legal proceedings in which any Director (including the Proposed Directors), officer or affiliate of the Company, any owner of record or beneficially of five percent of any class of voting securities of the Company, or any associate of any such person is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

                           IDENTIFICATION OF DIRECTORS

         As described above, pursuant to the Settlement Agreement and as of the Board Reconstitution Date, the Proposed Directors will become Directors of the Company, the Carryover Directors will continue as Directors of the Company, and the resignations of the Resigning Directors will be effective.

         The following information relates to the Proposed Directors:

                                                                     Background                                    Director
Name                               Age                               Information                                     Since
----                               ---                               -----------                                     -----
Warren G. Lichtenstein             33           Chairman of the Board , Secretary and the Managing                    N/A
                                                Member of Steel Partners, L.L.C., the general partner of
                                                Steel Partners II, L.P. ("Steel") since January 1, 1996.
                                                Prior to such time, Mr. Lichtenstein was the Chairman
                                                and a director of Steel Partners, Ltd., the general partner of Steel Partners Associates, L.P., which was the general
                                                partner of Steel since 1993 and prior to January 1, 1996.
                                                Mr. Lichtenstein was the acquisition/risk arbitrage
                                                analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special
                                                situations and undervalued companies, from 1988 to
                                                1990.

                                                Mr. Lichtenstein is a director of the following publicly
                                                held companies: Gateway Industries, Inc., Rose's
                                                Holdings, Inc. and Saratoga Beverage Group, Inc.

                                                The business address of Mr. Lichtenstein is 150 E. 52nd
                                                Street, 21st Floor, New York, New York 10022.

Mark E. Schwarz                    37           Vice President and Manager of Sandera Capital, L.L.C.,                N/A
                                                a private investment firm, since 1995.  Prior to such
                                                time, Mr. Schwarz was a securities analyst and portfolio
                                                manager for SCM Advisors, L.L.C., a registered
                                                investment advisor, from 1993 to 1996.  Mr. Schwarz is
                                                also the sole general partner of Newcastle Partners, L.P., a private investment, firm, since 1993.

                                                The business address of Mr. Schwarz is 1601 Elm Street,
                                                Suite 4000, Dallas, Texas 75201.

Keith Lane-Zucker                  35           Senior Securities Analyst for Societe Generale Asset                  N/A

                                                                     Background                                    Director
Name                               Age                               Information                                     Since
----                               ---                               -----------                                     -----
                                                Management Corp., investment advisor to SoGen International
                                                Fund, a portfolio of SoGen Funds, Inc., since December
                                                1996.  Mr. Lane-Zucker is responsible for managing
                                                investments in domestic and international corporations.  Mr.
                                                Lane-Zucker began his career in 1987 at Merrill Lynch
                                                Capital Markets in the Mergers and Acquisitions Group.  In
                                                1992, Mr. Lane-Zucker joined Booz-Allen & Hamilton as a
                                                management consultant.  From January 1995 to December 1996,
                                                Mr. Lane-Zucker was a research analyst and portfolio manager for a domestic small-cap fund with ABB Investment Management.

                                                The business address of Mr. Lane-Zucker is 1221 Avenue of
                                                the Americas, 8th Floor, New York, NY 10020.

         The following information relates to the Carryover Directors and the Resigning Directors:


                                                                     Background                                    Director
Name                               Age                               Information                                     Since
----                               ---                               -----------                                     -----
I. Gary Bard (1)                   61           Chairman of the Board of Directors and Chief Executive               1994
                                                Officer since May 6, 1996. President of the Company
                                                from October 8, 1996 to October 23, 1997. Prior to that,
                                                Vice President and General Manager, Federal Systems
                                                Solutions Integration Division of Unisys Corporation,
                                                providing integration solutions to the federal, state and
                                                local government marketplace, since October 1995.
                                                Consultant on software development from February
                                                1993 to October 1995. Chief Operating Officer of Open
                                                Software Foundation, from November 1992 to February
                                                1993, and President of Integrated Systems Division of
                                                Computer Sciences Corporation, from July 1984 to
                                                November 1992.

Ira Brind (2)                      57           President and co-founder of Brind-Lindsay & Co., Inc.,               1997
                                                a private investment firm, since 1987.

Dr. Nev A. Gokcen (2)              77           Retired. Former thermodynamicist with the Department                 1972
                                                of the Interior, Bureau of Mines, Albany, Oregon.

Harry D. Train, II (1)             70           Manager, Hampton Roads Operations (defense studies                   1984
                                                and analysis) of Science Applications International
                                                Corporation (SAIC), Norfolk, Virginia, since October
                                                1986.

-----------------------------

(1)   Carryover Director.

(2)   Resigning Director.

         Each of the Proposed Directors and the Carryover Directors will serve a term of office which shall continue until the next annual meeting of stockholders of the Company and until his successor has been duly elected and qualified.

                      IDENTIFICATION OF EXECUTIVE OFFICERS

         The names of all current executive officers of the Company, and certain information regarding them, are as follows:

                                                           Year First Elected                       Recent Prior
   Name                   Age         Position                   As Officer                           Experience
   ----                   ---         --------                   ----------                           ----------
I. Gary Bard              61     Chairman and C.E.O.              1996              Chairman of the Board of Directors and
                                                                                    Chief Executive Officer since May 6, 1996.
                                                                                    President of the Company from October 8,
                                                                                    1996 through October 23, 1997.  Prior to
                                                                                    that, Vice President and General Manager,
                                                                                    Federal Systems Solutions Integration
                                                                                    Division of Unisys Corporation, providing
                                                                                    integration solutions to the federal, state and
                                                                                    local government marketplace, since
                                                                                    October 1995.  Consultant on software
                                                                                    development from February 1993 to October
                                                                                    1995.  Chief Operating Officer of Open
                                                                                    Software Foundation, from November 1992
                                                                                    to February 1993, and President of
                                                                                    Integrated Systems Division of Computer
                                                                                    Sciences Corporation, from July 1984 to
                                                                                    November 1992.

James R. Henderson        40     Vice President                   1996              Vice President, Treasurer and Chief
                                                                                    Financial Officer of the Company since July
                                                                                    1996.  Prior to joining the Company, he held
                                                                                    various accounting and financial positions
                                                                                    with Unisys Corporation (services and
                                                                                    computer manufacturing): Director of
                                                                                    Financial Planning and Accounting (1989-
                                                                                    1991), Controller of Defense Operations
                                                                                    (1991-1993), Executive Assistance to the
                                                                                    President of the Defense Group (1993-
                                                                                    1994), Director of Operations for Unisys
                                                                                    Services Division (1994-1995), and
                                                                                    Controller of Unisys Outsourcing Division
                                                                                    (1995-1996).

Herbert Welber            63     Controller and                   1986              Controller and Assistant Treasurer of the
                                 Assistant Treasurer                                Company since August 1986.  Previously,
                                                                                    he was Controller and Vice President of
                                                                                    Displays Division (formerly the Controls
                                                                                    Division) (manufactures display terminals)
                                                                                    since August 1981.

         Each of the above executive officers was elected by the Board of Directors on May 1, 1998. Officers are elected each year after the Annual Meeting of Stockholders. Each serves subject to the discretion of the Board of Directors until his successor shall be elected or until his death, disqualification, resignation or removal in the manner provided in the Company's By-Laws.

                              FAMILY RELATIONSHIPS

         There are no family relationships among any Directors (including the Proposed Directors) or executive officers of the Company.

                  BOARD COMMITTEES AND OTHER BOARD INFORMATION

         The Company has had an Audit Committee since September 1978; and Directors Brind, Gokcen and Train are its current members. Its powers and duties include the following: (1) sole authority to retain and dismiss both internal and independent auditors; (2) approval before dissemination of any report which contains financial data; and (3) consultation with the independent auditors quarterly and before the Company decides any material accounting policy. This Committee met six times in 1997.

         The Company established an Oversight Committee in April 1992, comprised of outside Directors, currently Gokcen and Train. Its powers and duties include the review of the Company's policies and procedures and recommendations to the Board of Directors of those measures that the Committee believes necessary to strengthen and ensure the effectiveness of Company policies relating to (a) Division and Corporate Officer awareness of federal laws and regulations affecting government contracts; (b) compliance of outside consultants and sales representatives with national and international regulations involving the sale of Company products; and (c) compliance with federal laws and regulations applicable to government contract procurement and performance. This Committee met four times in 1997.

         The Company established the Executive Compensation Committee in May 1996, now comprised of Directors Bard, Brind, Gokcen and Train. The Committee consults generally with management on matters concerning executive and outside director compensation and incentive plans. It makes recommendations to the Board of Directors on compensation generally, including individual salary rates and bonus awards. This Committee met two times in 1997.

         In October 1997, the Company established the Strategic Planning Committee, now comprised of Directors Bard and Brind. This Committee's purpose is to consult with management on matters concerning proposed acquisitions and similar new ventures and to advise management with regard to the expansion or disposition of the Company's business through mergers, acquisitions, sales and similar transactions. This Committee met once in 1997.

         There is no nominating committee of the Board of Directors.

         The Board of Directors met nine times in 1997. During the year ended December 31, 1997, the Directors attended all meetings of the Board of Directors and Committees on which they served.

                       COMPENSATION OF EXECUTIVE OFFICERS

         The following tabulation sets forth certain information with respect to compensation paid or earned for services in all capacities to the Company and its subsidiaries for its fiscal years ended December 31, 1997, 1996 and 1995, of those persons who were, at any time during the fiscal year ended December 31, 1997, (i) the chief executive officer; and (ii) the four most highly compensated executive officers of the Company serving at December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                                      Long-Term
                                              Annual Compensation                                 Compensation Awards
                                              -------------------                                 -------------------
                                                                           Other
                                                                           Annual          Restricted    Securities     All Other
                                           Salary ($)                      Compens-          Stock       Underlying    Compensation
Name and Principal Position         Year          (1)      Bonus ($)        ation($)         Award($)     Options(#)       ($)
---------------------------         ----   ----------      ---------        --------        --------      ----------    -----------
I. Gary Bard                        1997    $286,916        $255,200        $16,500(5)           --         25,000     $23,585(8)
    Chairman of the Board and       1996     195,638(2)      249,400(3)      44,150(5)     $200,000(6)     150,000     $23,585(8)
    Chief Executive Officer         1995          --              --                             --             --          --

John F. Vanderslice (*)             1997    $205,005        $157,850             --              --         25,000          --
    President and Chief             1996     157,406         138,764        $ 8,250(5)           --         40,000          --
    Operating Officer               1995     130,000         113,176             --              --            -0-          --

James R. Henderson                  1997    $146,285        $ 79,750             --              --         10,000     $ 3,432(9)
    Vice President, Treasurer and   1996      62,328          66,516(4)          --              --         35,000      42,468(9)
    Chief Financial Officer         1995          --              --             --              --             --          --

H. Barry Maser (*)                  1997    $176,800        $ 63,288          1,650(5)           --            -0-          --
    Vice President of Business      1996      24,158          11,712             --        $ 93,750(7)         -0-          --
    Development                     1995          --              --             --              --             --          --

Demirhan Hakimoglu (*)              1997    $157,687        $ 46,282             --              --            -0-          --
    Vice President and Chief        1996     123,696           9,695             --              --            -0-          --
    Executive Officer,              1995     137,231           9,964             --              --            -0-          --
    Aydin-Yazilim, S.A

-----------------------------

(*)   No longer an executive officer of the Company.

(1) Includes any sums deferred for the individual under the Company's 401(k) plan.

(2) Includes $5,750 Mr. Bard received as an outside Director before being elected Chairman of the Board and Chief Executive Officer on May 6, 1996.

(3)   Of this total, $83,133 was awarded for 1996 and paid in 1997.

(4)   Of this total, $12,094 was awarded for 1996 and paid in 1997.

(5)   The dollar value of the difference ($1.65 for both 1996 and 1997) between
      (i) the discounted market value ($9.33 for 1996 and $9.36 for 1997) at which the Named Executive Officer elected to receive a portion or all of his bonus awards in shares of the Company's Common Stock and (ii) the average fair market value of such shares on the 20 trading days immediately preceding the date the Board of Directors determined the dollar amount of the bonus award under the Company's Stock Bonus Plan.

(6) An award of 20,000 shares, valued at date of issue, fully vested, pursuant to the terms of the Employment Agreement dated as of May 6, 1996.

(7) An award of 10,000 restricted shares on December 16, 1996, valued at the grant date closing price of $9.375, vesting over a four-year period (2,500 shares per year commencing December 16, 1997).

(8)   Dollar amount of loan forgiven by the Board of Directors for Mr. Bard.

(9)   Relocation expenses paid by the Company.


                        OPTION GRANTS IN LAST FISCAL YEAR

         Shown below is further information on grants of stock options pursuant to the Company's 1994 Incentive and 1996 Equity Incentive Stock Option Plans during the year ended December 31, 1997 to the Named Executive Officers.

                                      Number of       % of Total
                                      Securities       Options                                         Potential Realizable Value
                                     Underlying       Granted to       Exercise                        at Assumed Annual Rates of
                                      Options         Employees in       Price      Expiration        Stock Price Appreciation for
         Name                      Granted(#)(1)         1997           ($/Sh)         Date                    Option Term
         ----                      -------------         ----           ------         ----                    -----------
                                                                                                        5%($)              10%($)
                                                                                                        -----              ------
I. Gary Bard...............          25,000              20.4%         $11.31        2-27-07           $177,820           $450,631
John F. Vanderslice (*)....          25,000              20.4%         $12.84       10-23-07(2)        $201,875           $511,591
James R. Henderson.........          10,000               8.2%         $11.31        2-27-07           $ 71,128           $180,250
H. Barry Maser (*).........              --                --              --             --                 --                 --
Demirhan Hakimoglu (*).....              --                --              --             --                 --                 --

-----------------------------

(*)   No longer an executive officer of the Company.

(1) All options expire ten years from date of grant. Twenty-five percent of the option shares become exercisable one year from date of grant and an additional 25% each year thereafter for three years on a cumulative basis.

(2) Original expiration date. Option will expire on October 4, 1998, due to Mr. Vanderslice's resignation.

          AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

         No options were exercised during 1997 by the Named Executive Officers. Shown below is information with respect to the year-end value of unexercised options to purchase the Company's Common Stock granted in prior years under the Company's 1994 or 1996 Incentive Plans, or an Individual Non-Qualified Stock Option to the Named Executive Officers and held by them at December 31, 1997.

                                         Number of Securities Underlying                 Value of Unexercised In-The-Money
                                            Unexercised Options Held At                   Options At December 31, 1997(1)
                                                December 31, 1997
          Name                        Exercisable(#)        Unexercisable(#)            Exercisable($)     Unexercisable($)
          ----                        --------------        ----------------            --------------     ----------------
I. Gary Bard...............              45,000                 140,000                   $65,625              $184,375
John F. Vanderslice (*)....              17,500                  57,500                   $24,975              $ 49,925
James R. Henderson.........               8,750                  36,250                   $13,125              $ 39,375
H. Barry Maser (*).........              12,499                  37,501                   $30,373              $ 91,127
Demirhan Hakimoglu (*).....               1,500                     750                         0                     0

-----------------------------

(*)   No longer an executive officer of the Company.

(1) Based on the closing price on December 31, 1997, on the New York Stock Exchange of $11.81 per share.

                            COMPENSATION OF DIRECTORS

         Each Director who is not also an employee of the Company presently receives an annual director's fee of $12,000, plus $1,500 for each meeting which he personally attends ($500 for each meeting in which he participates by means of conference telephone). In addition, non-employee Directors serving on Committees receive a meeting fee of $1,000 ($500 for each meeting in which he participates by means of conference telephone), except that if a Director attends meetings of more than one Committee on a single day, only one Committee meeting fee is paid for that day, and the Chairman of each Committee receives an annual fee of $1,500. These Directors are eligible to receive annual grants of stock options to purchase 2,000 shares of the Company's Common Stock, subject to an upward or downward 50% adjustment based upon the Chairman's assessment of Board performance; and annual grants of up to 1,000 shares of restricted stock, based on performance goals, with the shares remaining restricted until the Director leaves the Board. In May 1996, Director Train agreed, when requested, to perform consulting services for the Company over and above his normal duties as a Director of the Company, at the then-current per diem rate for Directors of $1,000 per day plus expenses. No fees were paid to Director Train under this arrangement during 1997. Directors Gokcen and Train have been granted Individual Non-Qualified Stock Options (the "Individual Options") and options under the Company's 1996 Equity Incentive Plan (the "1996 Plan"). The Individual Options were granted July 28, 1995, to purchase up to 1,000 shares at $16.75 per share, the per share market value of the Company's Common Stock on the date of the grant. On February 27, 1997, they were granted options under the 1996 Plan to purchase up to 2,150 shares at $11.31 per share. Under both of the options, 25% of the option shares become exercisable on the first anniversary of the grant and 25% become exercisable each year thereafter on a cumulative basis until the option expires ten years after date of grant.

         In addition, the Board of Directors approved the grant of 1,100 Retirement Shares to each of the non-employee Directors of the Company under the Company's Director Retirement Plan.

                              EMPLOYMENT CONTRACTS

I. GARY BARD

         On July 25, 1996, the Board of Directors approved the recommendations of the Executive Compensation Committee regarding an Employment Agreement between the Company and Mr. Bard, effective as of May 6, 1996, employing Mr. Bard as Chairman of the Board and Chief Executive Officer of the Company. The term of the agreement is for five years and, unless notice of termination is given by either party within six months prior to its termination date, is automatically extended for an additional one-year term. The Company has the right to terminate the agreement during its term but only for "Cause" (as defined in the Agreement), and Mr. Bard may terminate his employment during its term for "Good Reason" (e.g., a change of his position as Chairman and CEO without his consent) or in the event of a "Change in Control" (e.g., merger, consolidation, reorganization, sale, lease, exchange or other disposition of the Company assets or capital stock of more than 50%, other than to or with EA Industries, Inc.).

         The Company agreed to (i) pay an annual base salary of $290,000; (ii) review the base salary at the end of each fiscal year and increase it as the Board may determine; (iii) pay a bonus of 20,000 shares of the Company's Common Stock in consideration of Mr. Bard's execution of the Agreement; (iv) loan Mr. Bard an amount sufficient to pay all income taxes payable by him in respect to issuance of the 20,000 bonus shares by the Company, with interest at the lesser of 10% or prime, repayable in five years, secured by a pledge of the 20,000 shares; (v) grant him a stock option to purchase up to 150,000 shares of the Company's Common Stock, with an exercise price equal to the fair market value of the Company's Stock on the date the option was granted by the Board; (vi) permit him to participate in a bonus plan to be established by the Company and, pending adoption of such a bonus plan, pay him a bonus of up to 80% of his base salary upon satisfaction of Board-approved objectives; (vii) permit him to participate in the Company's insurance, health, stock option and other employee benefit plans; and (viii) provide Mr. Bard with an automobile or a monthly car allowance at the Company's option.

         In the event the agreement is terminated by the Company, other than for "Cause" or Mr. Bard terminates the agreement within one year after an event that would constitute "Good Reason" or a "Change in Control", the Company is obligated to pay (i) the pro-rata portion of any bonus due and (ii) the then base salary for the shorter of three years or until the initial term of the agreement expires. All obligations of the Company terminate upon the death of Mr. Bard except for the payment of any accrued and unpaid compensation at time of death. In the event of his total disability, as determined under the agreement, the Company's obligations under the agreement terminate upon the payment to Mr. Bard of one-half of his then annual base salary.

         On February 6, 1998, the Board of Directors approved the recommendation of the Executive Compensation Committee and extended Mr. Bard's contract for an additional two years.

JAMES R. HENDERSON

         As discussed below, Mr. Henderson is a party to an executive retention agreement with the Company, effective as of September 16, 1998.

                   RETENTION AGREEMENTS FOR CERTAIN EXECUTIVES

         On September 16, 1998, the Board of Directors authorized and directed the Company's Chief Executive Officer to enter into an executive retention agreement (collectively, the "Retention Agreements") with each of eleven key executives of the Company, including Mr. Henderson. Mr. Bard and Mr. Welber are not among the eleven executives. The Retention Agreements, effective as of September 16, 1998, provide, among other things, (i) for the payment of a retention bonus if in the absence of a change in status transaction the executive remains continuously employed by the Company for a period of one year from the date of the Retention Agreement or for a period of six months from the date of a change in status transaction occurring during such one year period and
(ii) for the payment of certain severance benefits if the executive's employment is terminated by the Company without cause or by the executive for good reason within the two year period following the date of the Retention Agreement. The amount of the retention bonus payable under the Retention Agreements is equal to twenty-five percent (25%) of the executive's annual base salary. The severance benefits an executive will receive under the Retention Agreements include the executive's full base salary for the one year period subsequent to the date of his termination, the full exercisability for one year of all options to purchase shares of the Company's Common Stock granted to the executive, and the continuance of all life insurance and medical plans until the end of the one year period subsequent to the date of the executive's termination or, if sooner, until his commencement of full-time employment with a new employer.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Executive Compensation Committee is comprised of Directors Bard, Brind, Gokcen and Train. Director Bard and former Director John F. Vanderslice, members of the Board of Directors voting on the compensation recommendations of the Executive Compensation Committee for other executive officers of the Company were, during the fiscal year, officers and employees of the Company.

                        REPORT ON EXECUTIVE COMPENSATION

         The following report on executive compensation is reproduced from the Company's proxy statement dated April 2, 1998 and the Company has not issued a subsequent report on executive compensation.

         The Executive Compensation Committee has furnished the following report on executive compensation dated February 6, 1998:

         The Committee took up consideration of whether there should be any changes in types of incentives for all or any of the senior executive management team. The incentives considered were changes to base compensation, changes to bonus eligibility, percent of eligible bonus earned, additional stock options, change in contract terms and conditions, and others as appropriate (insurance, deferred compensation, SERP).

         The Committee measured the executive team's performance against the four major objectives established for 1997: Return the Company to profitability; improve the financial structure of the Company; improve the culture in the Company and upgrade the skills in the organization; and position the Company for revenue growth and sustained profitability going forward.

         Against this criteria, the senior management team was successful in meeting all of those objectives. The Company returned to profitability in the third and fourth quarter 1997 and as reported in year-end publications of the results of stock traded on the New York Stock Exchange, the Company's stockholders realized an increase of 26% in shareholder value for the year.

         Improvement in the financial structure of the Company occurred in two areas. First, cost of goods sold was lowered with a slight decrease to revenue. This occurred through combining three manufacturing lines into one; moving the West Coast operations into a smaller facility and downsizing the operation to meet revenue targets; reduced losses in the radio product line of the West Coast by transitioning programs, production and management responsibilities to the East Coast; growing the ground telemetry product line revenue; selling the non-profitable South American product line; and doubling sales in the rugged product line and turning the line towards profitability. Second, operating expenses were decreased through implementing controls to monitor R&D expenses; establishing a bid and proposal policy to lower cost and increase the probability of a win; and developed a risk management policy and reduced insurance premiums.

         Improvement in the culture in the Company and upgrading the skills in the organization was accomplished through the hiring of new presidents for the Raytor, Telecom and Displays divisions; creating a new sales and marketing operations for the Displays Division, including the hiring a Vice President of Sales for that Division; establishing the Chief Operating Officer position to improve client focus and business results; replacing four controllers with two senior financial people and implementing a financial forecast model; and upgrading direct marketing personnel to change the culture from being engineering driven to marketing driven for the Company's rugged, displays and telemetry businesses.

         To position the Company for revenue growth and sustained profitability going forward, the senior management team accomplished this by the sale of two properties; negotiated a new bank relationship to secure a new facility for letters of credit; established a bank facility with AT&T capital; lowered accounts payable; booked major projects for the Company's rugged business; restructured the Turkish subsidiary into a diversified communications company; created a new OEM model product line for the Company's display business; implemented a plan to OEM commercial radios; and strengthened the Board of Directors by adding two new members.

         The Committee received the recommendations of the CEO for 1997 bonus awards, compensation adjustments and stock option grants for the senior management team and received the comments of the non-Committee Board members. The recommendations of the Committee, which were approved by the Board of Directors on February 6, 1998, are as follows:

         For Mr. Bard, a Named Executive Officer, a base salary increase, effective February 9, 1998; a bonus award of 110% of Mr. Bard's 80% bonus opportunity for 1997; an additional stock option to Mr. Bard to purchase up to 15,000 shares of the Company's Common Stock, vesting in four cumulative annual installment, priced at the fair market value price of the shares on the date the option was granted; the forgiveness of an additional 25% of the loan approved for Mr. Bard to pay his taxes on the 20,000 shares granted to him as part of his initial employment contract; and an extension of his current employment contract by two years, now to expire May 6, 2003. In addition, Mr. Bard's years of service with the Company prior to May 6, 1996, have been bridged.

         For two other Named Executive Officers, Mr. Vanderslice and Mr. Henderson, an increase in the base compensation, effective February 9, 1998; a bonus award for 1997 of 110% for Mr. Vanderslice of his 70% bonus opportunity and for Mr. Henderson of his 50% bonus opportunity; that Mr. Henderson's bonus opportunity for 1998 be increased from 50% to 60% of his base compensation; and that each be granted an additional stock option to purchase up to 15,000 shares of the Company's Common Stock, vesting in four cumulative annual installment, priced at the fair market value of the shares on the date the option was granted.

         The foregoing report has been furnished by Messrs. Bard, Brind, Gokcen and Train.

                   SHAREHOLDER RETURN PERFORMANCE PRESENTATION

         Set forth below is a line graph comparing the five-year cumulative total shareholder return on the Company's Common Stock against the cumulative total return of the S&P 500 Stock Index and the S&P High Technology Composite Index. The comparison of total return on investment (change in year-end stock price plus reinvested dividends) for the period assumes that $100 was invested on December 31, 1992 in each of the Company, the S&P 500 Stock Index and the S&P High Technology Composite Index.

                 COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
       AYDIN COMMON, S&P 500 STOCK & S&P HIGH TECHNOLOGY COMPOSITE INDICES



TOTAL RETURN ANALYSIS
                         12/31/92       12/31/93       12/30/94       12/29/95       12/31/96       12/31/97
                         --------       --------       --------       --------       --------       --------
Aydin Corporation          $100            $75            $77            $95            $59            $74
S&P Hi-Tech Composite      $100           $123           $143           $207           $293           $375
S&P 500                    $100           $110           $111           $153           $189           $251

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's officers and Directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of such securities with the Commission and the New York Stock Exchange. Officers, Directors and greater than ten-percent beneficial owners are required by applicable regulations to furnish the Company with copies of all
Section 16(a) forms they file. The Company is not aware of any beneficial owner of more than ten percent of its Common Stock during 1997 other than EA Industries, Inc., who disposed of their holdings by June 25, 1997.

         Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Form 5 reports were required, the Company believes that all filing requirements applicable to its officers, directors and EA Industries, Inc. were complied with during 1997, except for former Director Irwin L. Gross, who has not furnished the Company a copy of his Form 5 or a statement that no such filing was required, and EA Industries, Inc., who has not filed a Form 4 for the months of May and June 1997 to report the sale of 596,927 shares of the Company's equity securities.